Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:00 04-Apr-06

RNS Number: 9093A
Wolseley PLC
04 April 2006

NEWS RELEASE

Wolseley plc

Acquisitions update

£25 million spent on three further acquisitions taking total for the year so far to a record £623 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today three further acquisitions for an aggregate consideration of £25 million. In a full year, these three acquisitions are expected to add approximately £72 million in additional revenue.

Since the beginning of the financial year on 1 August 2005, a total of 35 businesses in Europe and North America have been acquired for an aggregate consideration of approximately £623 million. These 35 acquisitions are expected to add approximately £997 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £402 million. These totals do not include the recommended offer for Brandon Hire plc which was announced on 28 March 2006.

North America

On 3 April 2006, Stock Building Supply ("Stock") acquired Home Lumber Company ("Home Lumber") a supplier of framing lumber, OSB, plywood, engineering wood products and other building products, from Brent Johnson and Kelle Johnson Vollkommer. Home Lumber is located in the Inland Empire region of California which is currently one of the most robust housing markets in the USA. It has its main branch in San Bernardino, California and two smaller branches in Bishop, California and Yerington, Nevada. In the year ended 30 November 2005 Home Lumber had revenues of $92.2 million (£51.2 million) and gross assets of $24.0 million (£13.3 million) at that date. This acquisition will add critical mass to Wolseley's existing building materials distributor presence in California.

Europe

On 31 March 2006, Wolseley UK acquired Nevill Long Limited ("NL") a specialist supplier of interior building products including suspended ceiling systems, ceiling tiles, dry lining, insulation and partitioning systems, from James Latham plc. NL has a network of nine branches across England and Wales. In the year ended 31 March 2005 it had revenues of £20.2 million and gross assets of £6.6 million at that date. The product range of NL is complementary to Encon, the distributor of insulation products acquired by Wolseley in October 2005.

On 31 March 2006, Tobler acquired the trade and certain assets of Hermann Frei, an oil fired and gas fired burners service and maintenance business, from Mr Hermann Frei. Hermann Frei is based in Nuglar near Basel and services customers in the North Western part of Switzerland. In the year ended 31 December 2005 it had revenues of CHF422 thousand (£187 thousand) and gross assets of CHF17 thousand (£8 thousand) at that date.

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend
		£ Million

Europe	14	285
North America	21	338
TOTAL	35	623

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce these new acquisitions which support our strategy of growing the business through acquisition and organic growth. The acquisition of Nevill Long will build on our presence in the interior systems market in the UK, which we entered through the acquisition of Encon in October 2005, and Home Lumber gives us a stronger position in the buoyant housing markets of California and Nevada."

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rates have been used for the acquisitions noted above:

£1 = $1.8, £1 = CHF2.26.

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 64,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

This information is provided by RNS

The company news service from the London Stock Exchange

END